capital may expose us to risks, including the typical risks associated with leverage" in the prospectus. We may, however, sell our common stock, or at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a registered closed-end management investment company, we will generally be limited in our ability to invest in any investment in which our Adviser or any of its affiliates currently has an investment or to make any co-investments with our Adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions.

We may borrow funds to make investments, although we do not intend to incur leverage until the proceeds of the initial closing of this offering are substantially invested in accordance with our investment objective. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

We will be periodically examined by the SEC for compliance with the 1940 Act.

As a registered closed-end management investment company, we will be subject to certain risks and uncertainties. See "Risk Factors—Risks Related to Our Business and Structure" in the prospectus.

**Fundamental Investment Policies**

The policies identified as fundamental in the paragraph below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.

As a matter of fundamental policy, we will not: (1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an "underwriter" of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public); (2) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio); (3) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or (4) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained). Furthermore, as a matter of fundamental policy, we may make loans and purchase or sell real estate and real estate mortgage loans, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

In addition, as a matter of fundamental policy, we will not invest more than 25% of our total assets in the securities of companies or entities engaged in any one industry, or group of industries. ~~However, we may invest 25% or more of our total assets in securities of issuers engaged in related industries within broader industry sectors, provided that we do not invest more than 25% of our total assets in issuers in any single industry.~~ The foregoing limitation also does not apply to investments in the securities of the U.S. Government, its agencies or instrumentalities. We do not intend to operate as a diversified investment company under the 1940 Act. We may invest up to 100% of our assets in Investments, which may be acquired directly in privately negotiated transactions or in secondary market purchases. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions, up to the maximum percentage of our assets permitted by the 1940 Act and subject to our investment objective, to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained. We may